VIA EDGAR

February 18, 2010

Ms. Jessica Barberich, Assistant Chief Accountant
United States Securities and Exchange Commission
100 F St. NE
Washington, D.C.  20549

Re:	ASI Technology Corporation Form 10-K for the Fiscal Year Ended September 30, 2009 Filed December 22, 2009 File No. 0-06428

Dear Ms. Barberich:

We are in receipt of the Staff’s letter dated February 4, 2010, with respect to the above-referenced SEC filing. We are responding herein to the Staff’s comments as set forth below.

As requested by the Staff, management acknowledges that: ASI Technology Corporation (“ASI” or “Company”) is responsible for the adequacy and accuracy of the disclosure in its filings; Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Management’s responses to the Staff’s specific comments are numbered below to correspond to the numbered comments in the Staff’s letter. All capitalized terms used but not defined herein have the meanings assigned to such terms in the SEC filing on Form 10-K referenced above. For ease of reference, we have set forth the Staff’s comments and the Company’s response for each item below.

STAFF COMMENT

Note 3. Notes Receivable, page 33
1. You disclose that you considered your three outstanding notes aggregating $2,747,025 to be impaired as of September 30, 2009 and provided the allowance for losses reducing the net carrying value to their estimated fair value based on Level 3 inputs. Please tell us how you determined the fair value of the notes as of September 30, 2009 and the significant inputs used in your valuation. Furthermore, on page 22, you disclose that you have not yet determined the fair value to be assigned to the land obtained on recovery, but that you believe the value to be at least equal to the net value of the three notes at September 30, 2009. Please tell us the basis for this belief/statement, and clarify why the impairment of the notes at September 30, 2009 was not based on the fair value of the collateral. Also advise us of the fair value of the land, when available, as well as the significant inputs used in your valuation.

COMPANY’S RESPONSE
We determined the fair value of the notes as of September 30, 2009, in part, by considering the payment history, prospects of future payment, discussions with the principals, evaluation of the personal guarantees and the value of the underlying collateral. In making these considerations, we did not place significance on such factors or on the personal guarantees of the developers* due to uncertainty of collection and a lack of evidence to support worth or probability of any recovery. Accordingly, the fair value of the notes after evaluation of all factors was effectively determined by estimating the fair value of the land collateral as of September 30, 2009, based primarily on updated earlier independent appraisals.

The significant Level 3 unobservable inputs used in the updated appraisals of the collateral land (and effectively the value of the impaired notes) as of the reporting date for each parcel resulted in downward adjustments by management to reflect an estimate of the decline in value of the specific property based on general local area declines in value as a result of the factors described in Note 1 to our consolidated financial statements at September 30, 2009, (b) reports of other property transactions and per acre valuations obtained by management from discussions with other developers, home builders, local published information and general information from appraisers, (c) and consideration of zoning status/progress and their effect on valuation.

On page 22, we stated “while we have not yet determined the fair value to be assigned to the land obtained on recovery, we believe the value is at least equal to the net value of the three notes at September 30, 2009 of $2,211,125.” We based this statement on our analysis described above and new independent appraisals of each of the three properties obtained just prior to filing our Annual Report on Form 10-K. At the filing date, management intended to use the new appraisals among other level 3 inputs to determine the value to be assigned to the land on recovery, which process had not been completed at the time of filing. Our intention was that management’s estimate of fair value would be based in significant part on such independent appraisals but possibly subject to adjustment based on management’s best judgment. Since we had not yet evaluated all factors in addition to the appraisal information or completed our evaluation of the appraisals in detail, we had not at that time determined with finality the value at the 10-K filing date to record for the land upon taking title. We also had not determined at that time whether the land would be recorded at its full estimated fair value as per ASC 310-40-2a or whether it would meet the criteria for classification as held for sale under ASC 360-10-45-9 and, therefore, should be valued net of a provision for estimated disposal costs as per ASC 310-40-3. Such determinations were made in connection with preparing, and reflected in, our Quarterly Report on Form 10-Q for the Quarter Ended December 31, 2009, filed on February 12, 2010.

STAFF COMMENT

2. You disclose that you exchanged two impaired notes with an aggregate principal amount of $1,268,000, and a net carrying value of zero (due to a full loan allowance), for Nye County, Nevada water rights on 127 acre-feet of water. Please provide us with the details of these water rights including the following:
•	Clarify if you own the underlying land
•	Tell us the terms of the contract for the water rights
•	Tell us how you determined that the water rights have an indefinite life
•	Tell us how you determined the fair value of the water rights and the significant inputs used in your valuation
•	Advise us of your accounting policy for the water rights

*	As reported in our Current Report on Form 8-K dated December 10, 2009, the personal guarantees were cancelled as a part of the deeds in lieu of foreclosure.

COMPANY’S RESPONSE
These water rights are Pahrump Valley Basin, Nevada. rights designated for municipal use (allowing commercial,  agricultural or residential use). Each right relates to an acre-foot or 326,000 gallons per year. In Nye County, Nevada, water rights, in substance like easements, are separate from the title to the underlying land, but they are legally considered real property and are protected as such. We do not own the underlying land. Water rights are a perpetual use right  unless abandoned by the holder. Water rights in Nevada are subject to regulation by the State Engineer.

Title to the water rights was transferred in the Nye County Recorder’s office on May 12, 2009, and recorded in the name of our wholly-owned subsidiary, ASI Land Holdings, Inc.  We obtained title to the water rights from an unrelated party pursuant to two Settlement and Release Agreements dated as of April 1, 2009, in exchange for cancelling two worthless notes and the related corporate guarantee. The notes were secured by second deeds of trust on land in Clark County, in the original amount of  $768,000 and $500,000. The notes were impaired and fully reserved in our prior year due to substantial superior positions and a decline in estimated value of the properties. The superior notes due to a bank were in nonpayment status and were subsequently foreclosed by senior lenders. Each Settlement and Release provided that the original subordinated note would be cancelled and the corporate guarantor (to whom management determined was not cost effective or practical to pursue under the guarantee) would be released from the guarantee in exchange for transfer of the water rights. No cash or other consideration was transferred by either party and there are no continuing obligations by either party pursuant to the Settlement and Release Agreements.

The water rights originated from Nye County land not related to the original notes. Although legally they were always separate rights, in previous transactions they were transferred together with the underlying land. At the time of the transfer to us, the transferor (the guarantor above) effectively detached the water rights.

Because the water rights in Nye County are a perpetual use right unless abandoned, are considered real property and have no set term and do not expire (unless abandoned by the holder), they qualify for accounting purposes under ASC 350 as an intangible with an indefinite life). The water rights have no legal, regulatory, contractual, competitive, economic, or other factors that limit the useful life to ASI. Accordingly there is no amortization but the rights are tested for impairment in accordance with ASC 360. Water rights in Nevada are commonly carried as indefinite life intangibles in the balance sheets of Nevada-based issuers. We believe our indefinite life treatment is consistent with historical treatment of Nevada water rights by other Nevada issuers.

We disclosed the following in our Form 10-Q for the quarter ended June 30, 2009 (Note 2 to our consolidated financial statements):

In April 2009, the FASB issued FASB staff positions FAS No. 157-4, Determining Fair Value When The Volume And Level Of Activity For The Asset Or Liability Have Significantly Decreased And Identifying Transactions That Are Not Orderly. The guidance in this Statement was applied for the periods ended June 30, 2009, in measuring the fair value of water rights as further described in Notes 4 and 8 and had no significant effect on the consolidated financial statements.

Note 4 to our interim consolidated financial statements presented in the June 2009 Form 10-Q stated further:

In accordance with Statement of Financial Accounting Standards (SFAS) No. 140 Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities the Company accounted for the exchange as a sale and recorded the fair value of the water rights at $381,000 and a gain in the same amount (Note 8). The water rights are being held as an investment and considered to have an indefinite life and not subject to amortization.

Note 8 (Fair Value Note) stated further:

In April 2009 in accordance with the provisions of SFAS No. 140 the Company valued intangible water rights received in exchange for impaired notes with a carrying value of zero resulting in a non-cash gain of $381,000. The fair value of the water rights was considered nonrecurring Level 3 due to there being a significant decrease in the volume and level of activity of transactions for similar water rights that required analysis of limited historical transactions and market data to determine the fair value of the water rights.

We estimated the fair value of the water rights in accordance with SFAS No. 157 and FAS No 157-4. Management was unable to find many recent transactions in water rights in Nye County due to the dramatic decline in home building and real estate activity as described in Note 1 to our consolidated financial statements at September 30, 2009. Prior to 2007, management believes there was a fairly active market in comparable water rights. Many of the factors identified in Paragraph 12 of FAS 157-4 applied to management’s evaluation of the market for water rights, namely few recent transactions accompanied by a significant decline and the absence of a ready market and little available public information. We concluded that in accordance with paragraph 13 of FAS 157-4, that there had been a significant decrease in the volume and level of activity in relation to normal market activity and that significant downward adjustment to historical reported transactions was required therefore and also due to the stale nature of prior transactions.

We determined that, although difficult to value, the water rights should not be valued at zero as the rights didn’t fit the language and example of FAS 140 (Paragraphs 71-72). The significant inputs we used to value the water rights included (a) reported sales of water rights in prior years, (b) extrapolation of value of water rights from prior appraisal of land in the vicinity, (c) comparison of prior sales of land with and without water rights, (d) listed prices of water rights in other Nevada counties, (e) a reported small transaction sale in the same county and (f) adjustments of historical transactions consistent with the decline in land values. Based on these inputs management estimated that the fair value was $3,000 per right (acre-foot), which was in accordance with our conclusion from FAS 157-4 requiring a significant downward adjustment from historical reported transactions.

STAFF COMMENT

Note 9. Related Party Transactions, page 37

3. You disclose that your subsidiary was paid cash of $122,123 during fiscal 2009 related to the unsecured note between your subsidiary and DavCap and that the cash was primarily from capital contributions made by the owners of DavCap. DavCap was an entity set up for the sole purpose of pursuing collection and recovery of a $1,000,000 interest in a note receivable that was contributed by your company to DavCap. Please tell us your basis for recording the $122,123 of cash as a gain rather than as a capital transaction. Please address the following in your response:
•	The terms of the unsecured note between your subsidiary and DavCap
•	Your analysis of how you determined that you were the primary beneficiary of DavCap
•	Your consideration of the related party nature of the common ownership interests of Jerry Polis in your company and DavCap.

COMPANY’S RESPONSE

The terms of the original unsecured note between our subsidiary and DavCap (Exhibit 99.1 to Form 8-K filed October 3, 2008) provided that principal of $1,000,000 was due September 29, 2009, with interest at 12% due monthly. In fact DavCap paid interest in advance by paying $119,500 in October and November 2008. We recognized this interest on our subsidiary’s books monthly at $10,000, but this amount was eliminated in consolidation of DavCap as a VIE. At termination of the arrangement as reported in our Current Report on Form 8-K dated October 2, 2009, we received an additional final cash payment of $2,623 for a total of $122,123.

We determined at inception that under FIN 46R (now ASC 810) DavCap was a VIE subject to consolidation at its inception due to the fact that it did not have sufficient equity to permit it to finance its activity without additional support (ASC 810-10-15-14(a)). It did not have the ability to repay the note to our subsidiary due to the probable uncollectibility of the unrelated note it received from us (which in fact was foreclosed by senior creditors and became worthless in December 2008). We determined that we were the primary beneficiary of DavCap due to ASC 810-10-25-42 which prescribes that variable interests held by a related party shall be treated as our own interests. DavCap was 50% owned by Davric Corporation, a corporation solely owned and controlled by our President, Jerry Polis and formed primarily for the purpose of recovering the unrelated note. In accordance with ASC 810 Davric’s equity interest in DavCap was a variable interest, and the cash capital Davric contributed to DavCap (the majority of its capital) was at risk. Further, we were in a position to receive a majority of DavCap’s returns, at least up to $1,000,000 plus interest. Accordingly, we treated ASI as primary beneficiary and consolidated DavCap as a VIE for all reported periods in fiscal 2009 through its liquidation on September 30, 2009. Support for this conclusion follows:

•
ASC 810-10-35-3 requires that after initial measurement, the assets, liabilities and noncontrolling interests of a consolidated variable interest entity (VIE) should be accounted for in the primary beneficiary's consolidated financial statements, "as if the entity were consolidated based on voting interests." Accordingly we consolidated the DavCap VIE each period.

•
ASC 810-10-35-3 further states, in part: “Fees or other sources of income or expense between a primary beneficiary and a consolidated variable interest entity shall be eliminated against the related expense or income of the variable interest entity. The resulting effect of that elimination on the net income or expense of the variable interest entity shall be attributed to the primary beneficiary (and not to noncontrolling interests) in the consolidated financial statements.”

•	ASC 810-10-45-6 states in consolidations that, "The elimination of the intercompany profit or loss may be allocated proportionately between the majority and minority interests."

•
ASC 810-10-35-3 however provides guidance on the treatment in consolidation of the effects of intercompany eliminations on the net income or expense of a variable interest entity. It modifies and clarifies that any effects on income of eliminating intercompany fees or other sources of income or expense between the variable interest entity and its primary beneficiary should be attributed to the primary beneficiary in the consolidated financial statements.

Based on the foregoing, we determined that on a consolidated basis, as the primary beneficiary, ASI should eliminate intercompany amounts received from DavCap. After elimination, we did not include any interest income or recovery income in revenue or other income. However, we believe the effect (i.e., the benefit) of these amounts that ASI received from the VIE were properly recognized in our consolidated operations because ASI was the primary beneficiary. As a VIE, the $30,000 was earned each quarter (the final quarter being $32,123) with the amount reflected as a line item in our consolidated operating statement entitled  “noncontrolling interest in losses of affiliated variable interest entity” (an aggregate of $122,613 for the 2009 fiscal year).

The partners of DavCap received no interest in ASI. While intended initially to recover on the original note, the parties had plans to pursue other business together. However, due to the continuing real estate and economic decline no other significant business activities were conducted. Davric expected to recoup its capital investment from these other business endeavors and intended no capital contribution to ASI, especially not a capital contribution with no increase in share ownership. Accordingly, we believe the cash received indirectly from Davric in this case should be considered analogous to an unconditional nonreciprocal transfer by Davric acting other than as an owner of ASI.

We also don’t see this transaction as analogous to a SAB No. 79 contribution. Section T describes a transaction where a principal stockholder pays a debt with shares, and the reporting entity should record an expense and a capital contribution. We believe the transaction is clearly covered by FIN 46R and that such analogy is inappropriate especially when considering differences in the subject facts. ASC 718-10-15-4 (derived from APB No. 25 Interpretation 1) relates to an intention to enhance or maintain the value of an investment. The intent of Mr. Polis was to engage in other business activity with the originators of the original worthless note and continue this business over a longer term for profit. While such efforts could and did benefit ASI, we believe the proper accounting was as prescribed under FIN 46R.

STAFF COMMENT

Item 9A(T). Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 42

4. Your disclosure indicates that your disclosure controls and procedures can provide only reasonable assurance regarding management’s control objectives. In light of this, please confirm to us and disclose in future filings including any amendments, if true, that your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures were effective “at the reasonable assurance level.”

COMPANY’S RESPONSE

We confirm that our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective at September 30, 2009, “at the reasonable assurance level.”

Since, as discussed below under Staff Comment No. 5, we are amending our Annual Report on Form 10-K for September 30, 2009, we have added this language to our “Evaluation of Disclosure Controls and Procedures” and the complete text, as amended is:

Evaluation of Disclosure Controls and Procedures
We maintain disclosure controls (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934 as amended (the “Exchange Act”)) and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which, by their nature, can provide only reasonable assurance regarding management’s control objectives.

At the conclusion of the period ended September 30, 2009, we carried out an evaluation, under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures, as defined in Rule 13a-15(e) of the Exchange Act, were effective at September 30, 2009 at the reasonable assurance level.

STAFF COMMENT

Management’s Report on Internal Control Over Financial Reporting, page 42

5. Please amend your filing to include a statement as to whether or not internal control over financial reporting is effective. For reference see Item 308(T) of Regulation S-K.

COMPANY’S RESPONSE
Management’s report on internal control failed to provide an assessment of the effectiveness of internal control over financial reporting as of September 30, 2009. Accordingly we have added the following sentence at the end of the second paragraph “Based on this assessment, management concluded that the Company’s internal control over financial reporting was effective as of September 30, 2009.”

The complete text of “Managements Report on Internal Control Over Financial Reporting” as amended is as follows:

Management’s Report on Internal Control Over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting for our company. We maintain internal control over financial reporting designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America. Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of ASI; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with authorizations of management and directors of ASI; and (iii) provide reasonable assurance regarding prevention and timely detection of unauthorized acquisition, use, or disposition of ASI’s assets that could have a material effect on the financial statements.

Management conducted an assessment of the effectiveness of our internal control over financial reporting as of September 30, 2009 using criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). This assessment included evaluation of elements such as the design and operating effectiveness of key financial reporting controls, process documentation, accounting policies, and our overall control environment. Management’s assessment is supported by testing and monitoring performed by certain of our finance and accounting personnel of the operational effectiveness of our internal control. Based on this assessment, management concluded that the Company’s internal control over financial reporting was effective as of September 30, 2009.”

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management’s report in this annual report.

STAFF COMMENT

Exhibits 31.1 and 31.2

6.  We note that the certifications are not in the proper form. In particular, the introductory language in paragraph 4 does not reference internal control over financial reporting. The required certifications must be in the exact form prescribed in Item 601(b)(31) of Regulation S-K. Accordingly please amend this filing as well as your Form 10-K for the year ended September 30, 2008. See Question 246.13 of the Compliance and Disclosure Interpretations on Regulation S-K which can be found at http://www/sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, for reference.

COMPANY’S RESPONSE
In preparing to file our Quarterly Report on Form 10-Q for the period ended December 31, 2009, we recognized that the introductory language in paragraph 4 of our certifications was missing the following text: “and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))”.

We note and recognize from the Staff Comment that this language was inadvertently not added to the certifications when we were required to include the 4(b) language. Accordingly we have amended the two certifications in each of our Annual Reports on Form 10-K for the fiscal years ended September 30, 2009 and September 30, 2008. The introduction language in each certification, as amended, now reads:

4. The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

Please direct any questions regarding the foregoing information to the undersigned at 702-734-1888 or fax 702-737-6900. Thank you in advance for your cooperation in connection with this matter.

Sincerely,
/s/ Eric M. Polis
Eric M. Polis
Treasurer
ASI Technology Corporation

c:	William M. Nelson, CPA Henry Lichtenberger, Esq.